FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

August 03, 2009

Item 3

News Release

Issued August 03, 2009, disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, August 3, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced this evening that it has received orders for BioOil® from a US based client. The order envisages a minimum of 18 shipments of BioOil® to be delivered over a period of six months. First shipments are planned for August 2009. The order follows delivery of a number of test shipments to the client in previous months which demonstrated Dynamotive’s capacity to meet the required BioOil® quality standards required by the client. The value of the contract is estimated at $260,000.

The West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility. The plant which has been operating on a demand basis has reached sustained operations at 75% of nominal capacity.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, August 3, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced this evening that it has received orders for BioOil® from a US based client. The order envisages a minimum of 18 shipments of BioOil® to be delivered over a period of six months. First shipments are planned for August 2009. The order follows delivery of a number of test shipments to the client in previous months which demonstrated Dynamotive’s capacity to meet the required BioOil® quality standards required by the client. The value of the contract is estimated at $260,000.

The West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility. The plant which has been operating on a demand basis has reached sustained operations at 75% of nominal capacity.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

August 03, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                      NEWS RELEASE: AUGUST 3, 2009

Dynamotive’s West Lorne Plant Receives Order for BioOil®

VANCOUVER, BC, CANADA, August 3, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced this evening that it has received orders for BioOil® from a US based client. The order envisages a minimum of 18 shipments of BioOil® to be delivered over a period of six months. First shipments are planned for August 2009. The order follows delivery of a number of test shipments to the client in previous months which demonstrated Dynamotive’s capacity to meet the required BioOil® quality standards required by the client. The value of the contract is estimated at $260,000.

The West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility. The plant which has been operating on a demand basis has reached sustained operations at 75% of nominal capacity.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil® for power and heat generation. BioOil® can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain.  BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Delphin Thebaud

Switchboard:

(703) 336-8450

Fax:

(703) 336-8462

Email:

info@dynamotive.com

Website:

www.dynamotive.com

Disclaimer Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.